SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 28, 2003 Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

LETTER TO SHAREHOLDERS

We are pleased to report that Boardwalk achieved record financial results for the third quarter of 2003. The Company’s portfolio delivered solid operating results, driven in large part by the continued progress in improving the portfolio’s overall occupancy rates, notwithstanding the ongoing strength and level of activity in housing markets across the country. The Company also continued to strategically expand its operations with the completion of the acquisition of close to 650 units in the third quarter within the Quebec City market.

The Company recently announced that its Board of Directors is assessing a proposal to convert Boardwalk into a Real Estate Investment Trust (REIT). This proposal is aimed at enhancing shareholder value and we believe it would provide a stronger platform to expand the Company’s operations in the future.

FINANCIAL AND OPERATING HIGHLIGHTS

Highlights of the Company’s third quarter 2003 financial results include:

•	Rental revenues of $68.7 million, an increase of 8.0% compared to the same period last year.

•	Net operating income (NOI) of $46.5 million, representing a 5.7% increase.

•	Funds From Operations (FFO), excluding property sales, of $19.7 million, an increase of 13.9%.

•	FFO per share, excluding property sales, of $0.39 on a diluted basis, an increase of 14.7%.

Highlights for the first nine months of 2003 include:

•	Rental revenues of $201.1 million, an increase of 13.2% compared to the same period last year.

•	NOI of $131.4 million, representing a 7.0% increase.

•	FFO, excluding property sales, of $51.2 million, an increase of 5.6%.

•	FFO per share, excluding property sales, of $1.01 on a diluted basis, up 4.0% compared to $0.97. Excluding a non-recurring utility rebate in the prior year, FFO per share, excluding property sales, increased by 11.6%.

Some portfolio highlights include:

•	The overall portfolio vacancy rate for the third quarter of 2003 was 3.7%, compared to 5.0% in the second quarter of 2003, and down from 4.4% in the third quarter of last year.

•	The average monthly rent for the first nine months of 2003 was $729 per unit, up $27, or 3.8%, from $702 per unit in the same period last year.

•	For the third quarter, “same-property” rental revenue grew by 2.9% on a year-over-year basis, operating expenses increased by 2.2%, and NOI increased by 3.2%.

•	For the nine-month period, “same-property” rental revenues grew by 2.3%, and, excluding the impact of last-year’s non-recurring gas utility rebate, operating expenses grew by 4.3% and NOI by 1.3%.

PORTFOLIO EXPANSION

In the third quarter of 2003, the Company completed the acquisition of a total of 649 units in Quebec City for a total purchase price of $45.0 million. These acquisitions serve to continue to broaden and strengthen the Company’s geographic platform in major markets in Quebec.

The properties acquired in the quarter were:

Les Appartements du Verdier, Quebec City (Sainte-Foy) — an apartment complex consisting of 14-buildings with a total of 195 residential units and total rentable area of 152,600 square feet. The transaction closed on July 30, 2003. The purchase price of $11.5 million equates to approximately $59,000 per unit.

Quebec City Portfolio — On August 6, 2003, the Company closed on the acquisition of a 454-unit portfolio in Quebec City. The purchase price of the portfolio was $33.5 million, which equates to approximately $73,800 per unit.

CONTINUED FINANCIAL STRENGTH

The Company maintained its strong financial position in the quarter. Boardwalk’s total mortgage debt was $1.38 billion as at September 30, 2003, up from $1.31 billion at December 31, 2002. The increase is largely attributable to the additional debt related to property acquisitions that the Company completed during the first nine months of the year.

As of September 30, 2003, the Company’s debt had an average maturity of 4.3 years with a weighted average interest rate of 5.8%. The Company’s debt-to-total-market-capitalization ratio was 64.1% at the end of the third quarter, compared to 62.7% at the same time last year. The Company’s coverage ratio of adjusted EBITDA to interest expense excluding gains for the three-month period ended September 30, 2003 improved to 2.10 versus 1.99 in the same period last year.

QUARTERLY DIVIDEND DECLARED

In mid-November, the Board of Directors declared a quarterly cash dividend of $0.075 per share on the outstanding common shares. The dividend is payable on December 10, 2003 to shareholders of record at the close of business on November 28, 2003. The dividend equates to an annual cash dividend rate of $0.30 per common share.

REIT CONVERSION PROPOSAL

In early November, the Company issued a press release which stated that the Company’s Board of Directors had established a special committee of independent directors to review a proposal to convert Boardwalk into a REIT that would be fair to all shareholders.

In that press release, a number of factors were stated which contributed to the attractiveness to convert Boardwalk into a REIT, with the main overriding goal being to enhance shareholder value. Factors listed included:

•	Monthly cash distributions are anticipated to provide an attractive return to Unitholders;

•	The Company’s diversified portfolio of multi-family rental properties provides a relatively stable cash flow which is well suited for a REIT structure;

•	Boardwalk REIT involves a trust structure which will result in a higher level of cash distributions than would be available under the existing corporate structure of the Company;

•	A significant portion of Boardwalk REIT’s distribution to Unitholders will be tax deferred;

•	It is anticipated that the reorganization will provide Boardwalk REIT with greater access to the public capital markets to fund growth initiatives and a lower cost of capital; and

•	Boardwalk REIT would be the largest and most geographically diverse publicly traded multi-family trust in Canada.

The special committee is currently in the process of reviewing the proposal and scheduled to report to the Board in December 2003. If the decision is to proceed, an information circular will be mailed to shareholders soon after. If shareholder and all other necessary approvals are then received, the current expectation is that the conversion would be completed by the end of the first quarter of 2004.

SUMMARY AND OUTLOOK

We remain cautiously optimistic in terms of our outlook for the balance of the year and through 2004. Occupancy and rental operating trends have continued to improve in our largest markets.

We believe the Company is well positioned to benefit from an improvement in the operating environment in the medium to longer term, with a high-quality portfolio geographically concentrated in markets with attractive long-term fundamentals.

Going forward, assuming the conversion into a REIT occurs, we expect that with improved access to capital markets Boardwalk will continue to successfully identify and close future expansion opportunities which meet our criteria.

We will continue to work hard to deliver consistent, sustainable and superior long-term growth in value and FFO per share for our shareholders.

Sincerely,

Sam Kolias	Mike Hough
President and C.E.O.	Senior Vice President

Boardwalk Equities Inc.

Third Quarter Report, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Boardwalk Equities Inc. (“Boardwalk”, the “Company” or the “Corporation”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s December 31, 2002 Financial Statements and the Notes thereto along with all other publicly posted information on the Company.

PERFORMANCE REVIEW

Boardwalk generates revenues, cash flows and earnings from two separate sources — from rental operations and from the sale of real estate properties.

Boardwalk’s most consistent, and largest, source of income comes from its rental operations. Income from this source is derived from leasing individual apartment units to customers who have varying lease terms ranging from month-to-month to twelve-month leases.

The Company also generates additional income from the periodic sale of selective real estate properties. The sale of these properties is part of Boardwalk’s overall operating strategy whereby the equity generated through the sale is then utilized by the Corporation for the acquisition of new rental properties, to assist in its property value enhancement program or for the acquisition of the Corporation’s common stock in public markets.

The Company assesses and measures segment operating results based on a performance measure referred to as “Funds From Operations” (“FFO”). “FFO” is a generally accepted measure of operating performance of real estate companies; however, it is a non-GAAP measurement. The Company calculates FFO by taking net earnings from continuing and discontinued operations and adding back non-cash items, including future income taxes and amortization. Under the newly established Generally Accepted Accounting Principles in Canada, companies are no longer allowed to incorporate any reference to FFO in the body or the notes to the financial statements. These new accounting guidelines are effective for periods ending on or after June 30, 2003.

The Corporation’s calculation methodology for FFO may differ from that of other real estate companies and REITs.

Effective January 1, 2003, the Corporation adopted the new Canadian accounting recommendations with respect to the disposal of long-lived assets on or after that date. As a result, the Corporation now presents FFO per share from continuing operations and FFO per share from discontinued operations, as well as total FFO per share. Previously, the Corporation distinguished between FFO per share from rental operations, FFO per share from property sales and total FFO per share. With the new recommendations, the results of operations and cash flows associated with the disposal of long-lived assets on or after January 1, 2003 is now a component of discontinued operations rather than a component of continuing rental operations.

The following chart discloses the computation of FFO from the amounts reported in the financial results for the Company for the three and nine months ended September 30, 2003.

	3 Months	3 Months	9 Months	9 Months
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002

Net earnings from continuing operations	$5,145	$3,438	$8,467	$9,339
Add
Earnings from discontinued operations	$—	$5	$751	$24
Future income taxes	$1,614	$2,380	$5,169	$6,203
Future income taxes on discontinued operations	$—	$3	$329	$13
Amortization	$12,973	$11,487	$37,590	$34,001
Total funds from operations	$19,732	$17,313	$52,306	$49,580
Funds from continuing operations	$19,732	$17,290	$51,226	$49,501
Funds from operations — excluding all property sales	$19,732	$17,290	$51,226	$48,534
Total funds from operations — per share	$0.39	$0.34	$1.03	$0.99
Funds from continuing operations — per share	$0.39	$0.34	$1.01	$0.99
Funds from operations (excluding all property sales) per share	$0.39	$0.34	$1.01	$0.97

Appartements du Verdier,
Quebec City (Sainte-Foy),
Quebec

Domaine d’Iberville,
Montreal (Longueuil),
Quebec

Boardwalk Equities Inc.

Third Quarter Report, 2003

Overall on a per share basis, the Company earned in the first nine months of fiscal 2003 a total of $1.03 in funds from operations ($1.01 excluding discontinued operations) as compared to $0.99 for the same period last year ($0.99 excluding discontinued operations). The reader should note that included in the year-to-date numbers for 2002 is a one-time utility refund of $3.3 million, or $0.07 per diluted share. If we were to exclude this one-time non-recurring refund, FFO per share from continuing operations would have increased by 12% on a year-over-year basis. The current quarter results show an improvement compared with those reported in the comparative prior period.

REVIEW OF RENTAL OPERATIONS

	3 Months	3 Months		9 Months	9 Months
	Sept. 30,	Sept. 30,		Sept. 30,	Sept. 30,
	2003	2002	Change	2003	2002	Change

	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Rental revenue	$68,717	$63,560	8%	$201,099	$177,731	13%
Expenses:
Operating expenses	$8,624	$6,854		$25,003	$18,634
Utilities	$6,851	$6,366		$25,145	$22,344
Utilities rebate	—	—		—	$(3,302)
Property taxes	$6,702	$6,328		$19,591	$17,237

	$22,177	$19,548	13%	$69,739	$54,913	27%

Net operating income	$46,540	$44,012	6%	$131,360	$122,818	7%

Average rent per month	$737	$710	4%	$729	$702	4%
Occupied rental levels	$765			$757

RENTAL REVENUES

Included in rental revenues are amounts pertaining to revenue generated directly from the leasing of residential locations as well as interest generated from invested cash. The amount reported as interest income represents less than 1% of total rental revenue and, as such, has not been reported separately. All amounts reported on a per unit basis exclude interest in their determination. In accordance with the adoption of the new Canadian accounting recommendations, rental revenue and expenses now exclude for the current and prior periods the results of operations associated with properties sold on or after January 1, 2003.

Overall, Boardwalk’s rental revenues have increased by 13% for the current nine-month period compared to the same period in the prior year. The increase is mainly the result of increased revenue generated by new property acquisitions that occurred in the last half of fiscal 2002 and the first nine months of 2003. These acquisitions were in the province of Quebec.

Boardwalk’s estimated loss-to-lease, representing the difference between estimated market rents and actual occupied rents as of September 30, 2003, adjusted for current occupancy levels, totalled $10.1 million on an annualized basis. The reader is cautioned that market rents can be very seasonal and, as such, will vary from quarter to quarter. The significance of this change could materially affect the Corporation’s “estimated loss-to-lease” amount. The importance of this estimate, however, is that it can be an indicator of future rental performance assuming consistent economic conditions and trends.

PORTFOLIO OCCUPANCY PERFORMANCE

In the third quarter of fiscal 2003, the Company’s overall portfolio vacancy rate was 3.7%. This rate was down from the first and second quarters of 2003, and down from the vacancy rate for the comparative period in the prior year. This improvement is the result of vacancy decreases in most of Boardwalk’s rental markets along with the fact that new acquisitions in Quebec are experiencing low vacancy rates.

Le Laurier,
Quebec City, Quebec

Boardwalk Equities Inc.

Third Quarter Report, 2003

BOARDWALK’S PORTFOLIO VACANCY RATE

	Q3 2003	Q3 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002

Calgary	5.56%	6.09%	5.56%	7.21%	7.27%	7.27%
Edmonton	3.66%	3.91%	3.66%	4.99%	5.60%	4.90%
Kitchener	3.65%	2.53%	3.65%	3.04%	2.63%	2.74%
London	2.99%	4.03%	2.99%	4.08%	3.62%	4.43%
Other Alberta	6.48%	9.70%	6.48%	9.32%	7.61%	8.46%
Regina	2.76%	4.15%	2.76%	4.32%	2.69%	3.07%
Saskatoon	2.85%	3.91%	2.85%	6.73%	4.97%	4.09%
Windsor	3.42%	5.03%	3.42%	4.06%	5.03%	5.95%
Montreal	2.27%	0.86%	2.27%	1.68%	1.67%	1.71%
Quebec City	1.24%	—	1.24%	0.78%	0.29%	0.00%
Gatineau	2.40%	—	2.40%	3.12%	1.14%	—

Total	3.66%	4.35%	3.66%	4.99%	4.88%	4.89%

EXPENSES

Operating expenses are made up of costs directly associated with the operations of the rental portfolio. Overall, operating expenses for the nine months ended September 30, 2003 increased 27% compared to those reported in the prior comparative nine-month period. The increase was due to the combined effect of the recent property acquisitions, along with upward pressure in utilities, property taxes and operating costs. During the most recent quarter, Boardwalk experienced an increase in its utility expense primarily due to its expansion into the province of Quebec. In addition, with the acquisition of Nun’s Island in the city of Montreal in May of 2002, Boardwalk inherited a gas contract at $4.25 per gigajoule. This contract has since expired and the price of gas under the new contract is significantly higher.

Also of note was that during the first three months of fiscal 2002, Boardwalk was in receipt of a one-time rebate relating to the sale of ATCO’s Viking-Kinsella producing assets. The Alberta Energy and Utility Board instructed ATCO to rebate a portion of the proceeds from the sale of the Viking-Kinsella producing assets to ATCO’s northern customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

SAME-PROPERTY RESULTS

With the significant acquisitions in Quebec over the last several quarters, Boardwalk’s overall percentage of stabilized properties as at September 30, 2003 was 82% of its total portfolio, unchanged from the second quarter of 2003. As at September 30, 2003, a total of 25,595 units were classified as stabilized. The following compares the “same-property” results for the three and nine months ended September 30, 2003 with the same periods in the prior year.

					Total	Net
	Rental		Utility		Operating	Operating
3 M Ended Sept. 30, 2003	Revenue	Utilities	Rebate	Other	Costs	Income

Calgary	1.2%	0.3%	—	3.1%	2.2%	0.9%
Edmonton	3.3%	-11.0%	—	6.5%	-0.8%	5.1%
Other Alberta	-0.6%	1.7%	—	21.8%	14.9%	-6.0%
Ontario	4.2%	8.1%	—	10.5%	9.9%	-0.4%
Saskatchewan	4.3%	-8.4%	—	-2.6%	-3.9%	9.2%

Total	2.9%	-4.8%	—	5.7%	2.2%	3.2%

Les Jardins de Merici,
Quebec City, Quebec

Boardwalk Equities Inc.

Third Quarter Report, 2003

SAME-PROPERTY RESULTS

					Total	Net
	Rental		Utility		Operating	Operating
9 M Ended Sept. 30, 2003	Revenue	Utilities	Rebate	Other	Costs	Income

Calgary	3.1%	-4.6%	-100.0%	10.6%	6.5%	-3.3%
Edmonton	-0.9%	-5.9%	-100.0%	12.7%	20.4%	-3.3%
Other Alberta	4.7%	-1.8%	-100.0%	11.7%	18.9%	-7.7%
Ontario	3.6%	12.6%	—	5.8%	8.2%	1.9%
Saskatchewan		-8.3%	—	1.9%	-1.2%	6.7%

Total	2.3%	-2.3%	-100.0%	8.6%	11.0%	-1.6%

Total Excluding One-time utility rebate	2.3%	-2.3%	0	8.6%	4.3%	1.3%

For the first nine months of fiscal 2003, same-property revenue increased by 2.3%. This increase was partially mitigated by increased operating costs, and resulted in a net operating income (“NOI”) increase of 1.3% compared to the same fiscal period in 2002, excluding one-time energy rebates. The increase in operating costs was mainly the result of higher costs for repair and maintenance, insurance and advertising.

ADMINISTRATION

During the first nine months of fiscal 2003, Boardwalk’s administrative expenses increased by 22% over the comparative nine-month period of 2002. The increase reflects the combined result of the increasing size of our overall portfolio, our entry into new market areas, and an increase in personnel costs.

FINANCING COSTS

For the first nine months of fiscal 2003, financing costs have increased by 4% compared to the first nine months of last year. The increase is due to the combined result of increasing the leverage on the Corporation’s existing portfolio and the assumption of subsequent financing of new properties acquired during the 2003 fiscal year, partially offset by lower market financing rates. At September 30, 2003, the Company’s weighted average interest rate was 5.77%. This compares with the rate of 5.91% reported at September 30, 2002.

DEFERRED FINANCING COSTS AMORTIZATION

The deferred costs amortization amounts here relate primarily to the amortization of CMHC premiums, which are paid as part of first mortgage financing. Under current reporting requirements, if the Corporation replaces an existing mortgage with a new mortgage all costs associated with the original mortgage, including the unamortized balance of the CMHC premium, are required to be charged to income in the period that this occurs. As a result of this, and due to the variable timing and strategy of each mortgage at maturity, the amounts reported will vary. In the current quarter, the Corporation was able to take advantage of CMHC’s new product to increase its leverage rather than refinance the entire mortgage. This lowered the cost of CMHC premiums and minimized the amount of borrowing costs, resulting in a lower amortization amount for the third quarter of 2003.

AMORTIZATION

Overall, amortization reported for the third quarter of 2003 has increased from the comparative period of the prior year. The increase is the direct result of an increase in the size of the Corporation’s real estate portfolio. Amortization will also continue to increase as a result of the Corporation’s use of the “sinking fund method” of amortization, which results in higher depreciation charges as the buildings age.

REAL ESTATE ASSETS

During the first nine months of fiscal 2003, the Corporation acquired 1,956 (649 of these in the third quarter) units in the province of Quebec. The total purchase cost of the acquisitions was $109.8 million, including a fair value adjustment to debt of $2.1 million. The acquisitions were funded through cash of approximately $68.8 million and the assumption of $38.8 million of debt. In addition, the Company disposed of a 40-unit property located in Edmonton, Alberta during the first quarter of 2003 for a sales price of approximately $3.0 million.

Place Charlesbourg,
Quebec City (Charlesbourg),
Quebec

Place du Parc,
Quebec City, Quebec

Boardwalk Equities Inc.

Third Quarter Report, 2003

CAPITAL IMPROVEMENTS

For the first nine months of fiscal 2003, Boardwalk invested approximately $38.7 million back into its buildings in the form of project enhancements. The adjacent chart provides a breakdown of where these funds were allocated.

Included in these amounts is approximately $3.8 million of capitalized on-site wages and salaries, representing approximately 9.8% of total capital expenditures for the current nine-month period. This amount is an estimate of site personnel cost associated with the completion of these capital projects.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial position continues to be strong, with the overall mortgage level reported at 81% of depreciated book value and with approximately 92% of the Company’s outstanding mortgage balances CMHC-insured at September 30, 2003. Currently, Boardwalk has an operating facility with a major financial institution with excess available of approximately $23 million at the end of the third quarter of 2003. In addition to this, the Company is expected to be able to refinance existing maturing mortgages, which will result in an additional $22 million added to our liquidity position prior to the end of the fiscal year. For the first nine months of 2003, Boardwalk’s coverage ratio of adjusted EBITDA (ie. earnings before interest, taxes, depreciation and amortization) to interest expense after excluding gains was 1.98, up from 1.97 posted for same period last year. The increase in the ratio is partially due to Boardwalk’s lower weighted average interest rate on its debt.

MORTGAGE SCHEDULE
(CDN$)

		Weighted Average
Fiscal Year	Balance at 9/30/2003	Interest rate

2003	$81,666,000	5.14%
2004	152,444,000	5.29%
2005	84,587,000	6.11%
2006	155,209,000	5.25%
2007	242,314,000	5.47%
2008	257,091,000	6.09%
2009	159,193,000	6.09%
2010	77,967,000	6.49%
2011	73,818,000	6.23%
2012	31,058,000	6.19%
2013	34,564,000	5.46%
Subsequent	32,692,000	6.49%

	$1,382,602,000	5.77%

FINANCIAL OUTLOOK AND MARKET GUIDANCE

In its 2002 annual report, specific targets were set by the Corporation with respect to its fiscal 2003 overall financial performance. These targets, and any revisions, are outlined in the following table:

	2003 Objectives	2003 Revised	2002 Actuals

FFO Forecast	$1.40 to $1.44	$1.34 to $1.38	$1.26
New Unit Acquisitions	1,000 to 2,000	1,000 to 2,000	3,558
Stabilized Buildings NOI Growth	3.0% to 5.0%	0.0% to 1.0%	7.5%

The Company does not provide specific FFO guidance on a quarterly basis, but will revise its annual guidance range on a quarterly basis if warranted. Based on this, the Company has reconfirmed 2003 total FFO guidance in the range of $1.34 to $1.38.

CAPITAL IMPROVEMENTS

Place Samuel De Champlain,
Quebec City, Quebec

Boardwalk Equities Inc.

Third Quarter Report, 2003

The Company also provided total FFO guidance for fiscal 2004 of between $1.44 to $1.50. The reader should note that this guidance is based on maintaining the present corporate structure.

	2004 Objectives	2003 Revised

FFO Forecast	$1.44 to $1.50	$1.34 to $1.38
New Unit Acquisitions	1,000 to 2,000	1,000 to 2,000
Stabilized Buildings NOI Growth	1.0% to 2.0%	0.0% to 1.0%
Large corporation tax savings	$1 million

FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and townhome rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading “Management’s Discussion and Analysis”. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

Respectfully,

Roberto A. Geremia
Senior Vice President, Finance and Chief Financial Officer

Boardwalk Equities Inc.

Third Quarter Report, 2003

CONSOLIDATED BALANCE SHEETS
(CDN$THOUSANDS)

As at

	Sept. 30,	Dec. 31,
	2003	2002
	(Unaudited)	(Audited)

Assets
Revenue producing properties	$1,714,227	$1,604,277
Properties held for development	7,386	7,038
Mortgages and accounts receivable	10,975	14,704
Other assets	13,036	13,723
Deferred financing costs	37,161	37,521
Segregated tenants’ security deposits	7,039	7,596
Cash and cash equivalents	32	23,631

	$1,789,856	$1,708,490

Liabilities
Mortgages payable	$1,382,602	$1,307,177
Accounts payable and accrued liabilities	16,119	21,498
Refundable tenants’ security deposits and other	10,013	10,496
Capital lease obligations	3,795	4,598
Future income taxes (NOTE 7)	68,173	62,976

	$1,480,702	$1,406,745
Shareholders’ Equity
Share capital (NOTE 5)	$270,894	$266,516
Retained earnings	38,260	35,229
	309,154	301,745

	$1,789,856	$1,708,490

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias, Director	David V. Richards, Director

Boardwalk Equities Inc.

Third Quarter Report, 2003

CONSOLIDATED STATEMENTS OF EARNINGS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Rental income	$68,717	$63,560	$201,099	$177,731
Sales — properties held for resale (NOTE 2)	—	—		7,498

	$68,717	$63,560	$201,099	$185,229

Expenses
Revenue producing properties:
Operating expenses	$8,624	$6,854	$25,003	$18,634
Utilities	6,851	6,366	25,145	22,344
Utility rebate (NOTE 8)	—	—	—	(3,302)
Property taxes	6,702	6,328	19,591	17,237
Cost of sales — properties held for resale (NOTE 2)	—	—	—	6,531
Administration	5,857	4,679	17,535	14,364
Financing costs	19,391	19,741	57,366	55,072
Deferred financing costs amortization	732	1,478	2,565	2,501
Amortization	12,973	11,472	37,590	33,959

	$61,130	$56,918	$184,795	$167,340

Earnings from continuing operations before income taxes	$7,587	$6,642	$16,304	$17,889
Large corporations taxes	828	824	2,668	2,347
Future income taxes (NOTE 7)	1,614	2,380	5,169	6,203

Earnings from continuing operations	$5,145	$3,438	$8,467	$9,339

Earnings from discontinued operations, net of tax (NOTE 4)	—	5	751	24

Net earnings for the period	$5,145	$3,443	$9,218	$9,363

Basic earnings per share (NOTE 6)
from continuing operations	$0.10	$0.07	$0.17	$0.19
from discontinued operations	$0.00	$0.00	$0.01	$0.00

Basic earnings per share	$0.10	$0.07	$0.18	$0.19

Diluted earnings per share (NOTE 6)
from continuing operations	$0.10	$0.07	$0.17	$0.19
from discontinued operations	$0.00	$0.00	$0.01	$0.00

Diluted earnings per share	$0.10	$0.07	$0.18	$0.19

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Boardwalk Equities Inc.

Third Quarter Report, 2003

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(CDN$ THOUSANDS)

	9 months	9 months
	ended	ended
	Sept. 30, 2003	Sept. 30, 2002
	(Unaudited)	(Unaudited)

Retained earnings, beginning of period	$35,229	$26,782
Net earnings for the period	9,218	9,363
Dividends paid	(5,795)	(2,477)
Premium on share repurchases	(392)	(579)

Retained earnings, end of period	$38,260	$33,089

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Boardwalk Equities Inc.

Third Quarter Report, 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CDN$ THOUSANDS)

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash obtained from (applied to):
Operating activities
Net earnings for the period	$5,145	$3,443	$9,218	$9,363
Earnings from discontinued operations (NOTE 4)	—	(5)	(751)	(24)
Income taxes	1,614	2,380	5,169	6,203
Amortization	12,973	11,472	37,590	33,959

Funds from continuing operations	$19,732	$17,290	$51,226	$49,501

Funds from discontinued operations	—	23	33	79
Net change in operating working capital	592	(1,506)	916	2,032
Net change in properties held for development	(123)	(116)	1,549	5,741

Total cash provided by operating activities	$20,201	$15,691	$53,724	$57,353

Financing activities
Issue of common shares for cash (net of issue costs)	$601	$1,931	4,614	$7,515
Stock repurchase program	—	—	(628)	(1,045)
Dividends paid	(3,785)	—	(5,795)	(2,477)
Financing of revenue producing properties	60,954	29,746	149,818	130,629
Repayment of debt on revenue producing properties	(39,578)	(36,506)	(115,364)	(112,435)
Deferred financing costs incurred (net of deferred financing costs amortization)	(1,808)	687	(2,745)	(1,167)

	$16,384	$(4,142)	$29,900	$21,020

Investing activities
Purchases of revenue producing properties (NOTE 3)	$(22,296)	$(625)	$(68,831)	$(75,442)
Project improvements to revenue producing properties	(15,427)	(11,840)	(38,726)	(26,786)
Net cash proceeds from sale of properties	—	—	1,223	—
Technology for real estate operations	49	(1,818)	(889)	(2,491)

	$(37,674)	$(14,283)	$(107,223)	$(104,719)

Decrease in cash and cash equivalents balance during the period	$(1,089)	$(2,734)	$(23,599)	$(26,346)
Cash and cash equivalents, beginning of period	$1,121	$2,060	$23,631	$25,672

Cash and cash equivalents, end of period	$32	$(674)	$32	$(674)

Taxes paid	$832	$824	$2,566	$2,347

Interest paid	$18,928	$20,775	$57,016	$54,262

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Boardwalk Equities Inc.

Third Quarter Report, 2003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2003

(Tabular amounts in Cdn$, thousands, except number of shares and per share amounts unless otherwise stated)

NOTE 1 — BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Boardwalk Equities Inc. (the “Corporation”) have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2002, except as described in Note 2 below. These interim financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to annual financial statements, and therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

NOTE 2 — ACCOUNTING POLICY CHANGES

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2003, the Corporation changed its accounting policy for stock options granted on or after that date to reflect the adoption of the revised CICA Handbook section 3870. Under the new policy, the Corporation now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders’ equity. The new accounting policy has been applied prospectively in accordance with the transitional provision of section 3870.

Previously under the Corporation’s intrinsic value method policy, the Corporation did not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there was no intrinsic value at the date of grant. Note 5 discloses the pro forma amounts to the Corporation’s net earnings and net earnings per share for the three and nine months ended September 30, 2003 and 2002 had the impact of compensation costs using the fair value method been applied effective January 1, 2002.

DISPOSAL OF LONG-LIVED ASSETS

Effective January 1, 2003, the Corporation adopted the new CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, for disposals on or after January 1, 2003. The recommendations of this section requires disposal of long-lived assets be classified as held for sale, and the results of operations and cash flows associated with the assets disposed be reported separately as discontinued operations, less applicable income taxes. A long-lived asset is classified by the Corporation as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. For unsolicited interest in a long-lived asset, the asset is classified as held for sale only if all the conditions of the purchase and sale agreement have been met, a sufficient purchaser deposit has been received and the sale is probable and expected to be completed shortly after the end of the current period. The impact of adopting the new recommendations for disposals of long-lived assets on or after January 1, 2003 is disclosed in Note 4.

Boardwalk Equities Inc.

Third Quarter Report, 2003

DISCLOSURE OF GUARANTEES

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether it will have to make payments under the guarantees. Please refer to Note 10 for further disclosure on the Corporation’s guarantees.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation of the current period, or as a result of accounting changes.

NOTE 3 — ACQUISITIONS AND DISPOSITIONS OF REVENUE PRODUCING PROPERTIES

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Acquisitions	2003	2002	2003	2002

Cash paid	$22,296	$625	$68,831	$75,442
Debt assumed	23,468	1,231	38,834	110,828
Total purchase price	$45,764	$1,856	$107,665	$186,270
Fair value adjustment to debt	1,268	—	2,137	19,500

Book value	$47,032	$1,856	$109,802	$205,770

Units acquired	649	52	1,956	3,212

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Dispositions	2003	2002	2003	2002

Cash received	$—	$—	$1,385	$3,026
Vendor take back mortgage	—	—	—	500
Debt assumed by the purchaser	—	—	1,655	3,972
Total proceeds	$—	$—	$3,040	$7,498
Net book value	$—	$—	$1,993	$6,531

Gain on sales before income taxes	$—	$—	$1,047	$967

Units sold	—	—	40	121

Boardwalk Equities Inc.

Third Quarter Report, 2003

NOTE 4 — DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

During the first quarter of 2003, the Corporation received a $3.0 million unsolicited offer to purchase a 40-unit property located in Edmonton, Alberta. The sale was completed by the end of the first quarter. There were no other dispositions during the current year to date. Note 3 discloses the carrying amounts of the major assets and liabilities included in the disposition. The following tables set forth the results of operations and cash flows associated with the long-lived asset, separately reported as discontinued operations for the current and prior periods.

EARNINGS FROM DISCONTINUED OPERATIONS

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002

Revenue
Rental income	$—	$81	$86	$238
Expenses
Revenue producing properties:
Operating expenses	$—	$13	$4	$30
Utilities	—	11	17	30
Utility rebate (NOTE 8)	—	—	—	(1)
Property taxes	—	6	6	16
Administration	—	2	2	7
Financing costs	—	26	24	77
Deferred financing costs amortization	—	—	—	—
Amortization	—	15	—	42

	$—	$73	$53	$201

Operating earnings from discontinued operations before undernoted items and income taxes	$—	$8	$33	$37
Future income taxes	—	(3)	(12)	(13)
Operating earnings from discontinued operations	$—	$5	$21	$24
Gain on disposition	—	—	1,047	—
Future income taxes	—	—	(317)	—

Earnings from discontinued operations	$—	$5	$751	$24

NOTE 5 — SHARE CAPITAL

(a) Issued

	Sept. 30, 2003		Dec. 31, 2002

	Number	Amount	Number	Amount

Common shares outstanding	50,481	$270,894	50,109	$266,516

Boardwalk Equities Inc.

Third Quarter Report, 2003

(b) Stock Options

The Corporation has a stock option plan that provides for the granting of options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 (December 31, 2002 — 10,643,636) common shares. The exercise price is equal to the market value of the common shares at the date of grant. As at September 30, 2003, there was a total of 2,851,300 (December 31, 2002 — 3,480,072) options outstanding to directors, officers and employees. The exercise prices range from $9.11 to $16.73 (December 31, 2002 — $9.11 to $22.92). These options expire up to August 28, 2012.

	Sept. 30, 2003		Dec. 31, 2002

		Weighted		Weighted
	9 months	average	12 months	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	3,480,072	$12.46	3,647,834	$12.60
Granted	—	—	930,722	$12.16
Exercised	(415,733)	$11.10	(801,633)	$11.02
Forfeited	(213,039)	$19.14	(296,851)	$17.14

Outstanding, end of period	2,851,300	$12.21	3,480,072	$12.46

Options exercisable at period end

The following table summarized information about the options outstanding at September 30, 2003:

Options Outstanding				Options Exercisable

		Weighted			Weighted
		average	Weighted		average	Weighted
Range of		remaining	average		remaining	average
exercise	Number	contractual	exercise	Number	contractual	exercise
prices	outstanding	life (years)	price	exercisable	life (years)	price

$9.01 to $11.00	456,000	6.5	$9.51	417,200	6.5	$9.51
$11.01 to $13.00	1,782,622	5.8	$11.97	1,086,364	6.2	$11.89
$13.01 to $15.00	349,578	5.6	$14.00	283,182	5.4	$13.90
$15.01 to $17.00	263,100	5.6	$16.20	195,320	5.5	$16.27

	2,851,300	5.9	$12.21	1,982,066	6.1	$12.11

The following table illustrates the impact on the Corporation’s net income and earnings per share if compensation expense had been recorded in the current and prior periods based on the fair value of all stock options granted on or after January 1, 2002:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30, 2003	Sept. 30,2002	Sept. 30, 2003	Sept. 30, 2002

Compensation Costs	$(509)	$(535)	$(1,555)	$(1,381)
Net Earnings
As reported	$5,145	$3,443	$9,218	$9,363
Pro forma	$4,636	$2,908	$7,663	$7,982
Net Earnings per Common Share
Basic
As reported	$0.10	$0.07	$0.18	$0.19
Pro forma	$0.09	$0.06	$0.15	$0.16
Diluted
As reported	$0.10	$0.07	$0.18	$0.19
Pro forma	$0.09	$0.06	$0.15	$0.16

Boardwalk Equities Inc.

Third Quarter Report, 2003

The fair value of options granted in the prior year was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	9 months	9 months
	ended	ended
	Sept. 30,	Sept. 30,
	2003	2002

Risk free interest rate	5.33%	5.33%
Expected lives (years)	7 - 10 years	7 - 10 years
Expected volatility	42.56%	42.56%
Dividend per share	$0.05	$0.05

NOTE 6 — PER SHARE CALCULATIONS

The following table sets forth the computation of basic and diluted earnings per share with respect to earnings from continuing operations and earnings from discontinued operations.

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002

Numerator
Earnings from continuing operations	$5,145	$3,438	$8,467	$9,339
Earnings from discontinued operations	$—	$5	$751	$24
Denominator
Denominator for basic earnings per share — weighted average shares (thousands)	50,458	49,879	50,304	49,600
Effect of dilutive securities Stock options (thousands)	598	662	544	513

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion (thousands)	51,056	50,541	50,848	50,113

Basic and diluted earnings per share from continuing operations	$0.10	$0.07	$0.17	$0.19
Basic and diluted earnings per share from discontinued operations	$0.00	$0.00	$0.01	$0.00

NOTE 7 — FUTURE INCOME TAXES

The Corporation’s provision for future income taxes is comprised as follows:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002

Continuing operations	$1,614	$2,380	$5,169	$6,203
Discontinued operations	—	3	329	13

Total future income taxes	$1,614	$2,383	$5,498	$6,216

Boardwalk Equities Inc.

Third Quarter Report, 2003

The future income tax expense is computed as follows:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002

Tax expense based on expected rate of 37% (2002 — 36%)	$2,666	$2,385	$6,451	$6,415
Non-taxable portion of capital gain	—	(2)	(223)	(199)
Adjustment to future income tax liabilities	(144)	—	772	—
Adjustment for change in effective tax rate	(908)	—	(1,502)	—

Future income tax expense	$1,614	$2,383	$5,498	$6,216

The future income tax liability is calculated as follows:

AS AT

	Sept. 30,	Dec. 31,
	2003	2002

Tax assets related to operating losses	$73,869	$63,254
Tax liabilities related to differences in tax and book basis	(142,042)	(126,230)

Future income tax liability	$(68,173)	$(62,976)

NOTE 8 — UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO Gas to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next three to fifteen months at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming months.

The Corporation also has two physical settlement fixed-price supply contracts for Alberta natural gas requirements. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2004 and provide the commodity at a price of $5.44/GJ. The second contract runs from October 1, 2003 to September 30, 2005 and provides the commodity at a price of $6.16/GJ.

In Saskatchewan, the Corporation has a physical supply agreement to supply 100% of the Corporation’s natural gas requirements for that province. The agreement extends until October 31, 2005 at a fixed price of $5.20/GJ.

NOTE 10 — GUARANTEES

In the normal course of business, the Corporation enters into various agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay its indebtedness when due.

In connection with the sales of properties by the Corporation, a mortgage assumed by the purchaser will have an indirect guarantee provided by Boardwalk to the lender until the mortgage is refinanced by the purchaser. In the event of default by the purchaser, Boardwalk would be liable for the outstanding mortgage balance. The Corporation’s maximum exposure as at September 30, 2003 is approximately $8.1 million. In the event of default, the Corporation’s recourse for recovery includes the sale of the respective building asset. The Corporation expects that the proceeds from the sale of the building asset will cover, and in most likelihood exceed, the maximum potential liability associated with the amount being guaranteed. Therefore, as at September 30, 2003, no amounts have been recorded in the consolidated financial statements with respect to the above noted indirect guarantees.

Boardwalk Equities Inc.

Third Quarter Report, 2003

NOTE 11 — SEGMENTED INFORMATION

The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four provinces located in Canada. The following summary presents segmented financial information for the Corporation’s continuing operations by geographic location:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2003	2002	2003	2002

Alberta
Revenue	$38,505	$37,918	$114,033	$113,180
Expenses
Operating	4,783	3,069	14,151	11,265
Utilities	3,924	4,070	13,750	14,305
Utility rebate	—	—	—	(3,292)
Property taxes	2,658	3,104	8,301	8,420
	11,365	10,243	36,202	30,698

Net operating income from continuing operations	$27,140	$27,675	$77,831	$82,482

Saskatchewan
Revenue	$8,510	$8,170	$25,353	$24,377
Expenses
Operating	1,165	1,153	3,327	3,011
Utilities	643	684	2,716	2,939
Property taxes	1,217	1,270	3,616	3,657
	3,025	3,107	9,659	9,607

Net operating income from continuing operations	$5,485	$5,063	$15,694	$14,770

Ontario
Revenue	$8,699	$8,369	$25,919	$24,851
Expenses
Operating	1,136	1,054	3,582	3,340
Utilities	1,077	987	4,421	3,914
Property taxes	1,470	1,372	4,174	4,007
	3,683	3,413	12,177	11,261

Net operating income from continuing operations	$5,016	$4,956	$13,742	$13,590

Quebec (2002 - 5 months of operations only)
Revenue	$12,767	$8,003	$34,771	$13,316
Expenses
Operating	1,488	712	3,812	1,077
Utilities	1,177	559	4,136	998
Property taxes	1,295	557	3,425	1,086
	3,960	1,828	11,373	3,161

Net operating income from continuing operations	$8,807	$6,175	$23,398	$10,155

Total
Net operating income from continuing operations	$46,448	$43,869	$130,665	$120,997
Unallocated revenue*	236	1,100	1,023	9,505
Unallocated expenses**	(41,539)	(41,531)	(123,221)	(121,163)

Net income from continuing operations	$5,145	$3,438	$8,467	$9,339

Boardwalk Equities Inc.

Third Quarter Report, 2003

	Sept. 30,	Dec. 31,
AS AT	2003	2002

Alberta
Identifiable Assets
Revenue Producing properties	$970,855	$971,598
Mortgages and accounts receivable	6,178	8,550
Deferred financing costs	25,638	25,464
Tenants’ security deposit	5,951	6,559

	$1,008,622	$1,012,171

Saskatchewan
Identifiable Assets
Revenue producing properties	$179,809	$180,792
Mortgages and accounts receivable	36	22
Deferred financing costs	4,494	4,714
Tenants’ security deposits	1,088	1,037

	$185,427	$186,565

Ontario
Identifiable Assets
Revenue producing properties	$215,827	$215,175
Mortgages and accounts receivable	229	1,166
Deferred financing costs	2,755	2,954

	$218,811	$219,295

Quebec
Identifiable Assets
Revenue producing properties	$340,383	$229,272
Mortgages and accounts receivable	4,487	4,709
Deferred financing costs	4,246	4,357

	$349,116	$238,338

Total Assets
Identifiable assets	$1,761,976	$1,656,369
Unallocated assets***	27,880	52,121

	$1,789,856	$1,708,490

*	Unallocated revenue includes property sales, interest income and other non-rental income from continuing operations.

**	Unallocated expenses include cost of property sales, non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions from continuing operations.

***	Unallocated assets include properties held for development, cash, short-term investments and other assets.

NOTE 12 — SUBSEQUENT EVENTS

On November 6, 2003, the Corporation announced it was reviewing a proposal for the reorganization of the company to a real estate investment trust and has engaged a number of financial advisors to advise the Corporation on the proposed reorganization. The reorganization is subject to shareholder and regulatory approvals, as well as approvals by the Corporation’s lenders and board of directors. There is no certainty at this time that the reorganization will be implemented.

Boardwalk Equities Inc.

Third Quarter Report, 2003

CORPORATE INFORMATION

EXECUTIVE OFFICES

Calgary
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R 0W1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
Boardwalk Equities (Ontario) Inc.
Suite 220, 141 Adelaide Street West
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

SOLICITORS

Stikeman Elliott
4300 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 – 1 Street SW
Calgary, Alberta
T2R 0W1

BANKERS

TD Canada Trust
340 – 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS

Deloitte & Touche LLP
3000, 700 – 2 Street SW
Calgary, Alberta
T2P 0S7

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company of Canada
600, 530 – 8 Avenue SW
Calgary, Alberta
T2P 3S8

EXCHANGE LISTINGS

The Toronto Stock Exchange
The New York Stock Exchange

OFFICERS AND SENIOR MANAGEMENT

R. Douglas Biggs
Vice President, Legal Affairs

William Chidley
Senior Vice President, Corporate Development

Jean Denis
Vice President, Quebec Acquisitions

Manjeet Dhillon
Vice President and Controller

John E. Dill
Vice President, Eastern Acquisitions

Roberto A. Geremia
Senior Vice President, Finance and
Chief Financial Officer

Michael Guyette
Vice President, Technology

Mike Hough
Senior Vice President

Sam Kolias
President and Chief Executive Officer

Van Kolias
Senior Vice President, Quality Control

Helen Mix
Vice President, Human Resources

Shaun Renneberg
Vice President, Capital Projects

Lisa Russell
Vice President, Western Acquisitions

Kelly Sadiura
Vice President, Customer Service and
Process Design

Kevin P. Screpnechuk
Senior Vice President, Rental Operations

INVESTOR AND SHAREHOLDER
INFORMATION
Paul Moon
Director of Corporate Communications
Telephone: 403.531.9255
Facsimile: 403.261.9269
Website: www.investor.bwalk.com
Email: investor@bwalk.com

Boardwalk Equities Inc.

Third Quarter Report, 2003